UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

CD&L, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14983Y107

(CUSIP Number)

Edward W. Stone

Velocity Express Corporation

One Morningside Drive North

Building B, Suite 300

Westport, CT 06880

203-349-4160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 14983Y107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Velocity Express Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,036,261
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

9,036,261
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,036,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Based upon 18,397,572 total outstanding shares of CD&L common stock as of July 3, 2006.

Explanatory Statement

Velocity Express Corporation, a Delaware corporation (the “Reporting Person”), hereby files this Schedule 13D with respect to its beneficial ownership of shares of common stock, par value $0.001 per share, of CD&L, Inc. (“CD&L”). On July 3, 2006, the Reporting Person entered into an agreement and plan of merger (the “Merger Agreement”) providing for the Reporting Person’s acquisition of CD&L.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share, of CD&L, which class of securities is registered under Section 12(b) of the Securities and Exchange Act of 1934, as amended. The address of CD&L’s principal executive office is 80 Wesley Street, South Hackensack, NJ 07606.

Item 2. Identity and Background

(a), (b) and (c) This statement is filed on behalf of the Reporting Person. The Reporting Person, a Delaware corporation, is engaged in the business of providing same-day, time-critical transportation and distribution/logistics services to individual consumers and businesses. The Reporting Person’s principal address is One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880. The name, business address, principal occupation or employment, and the name, principal business address of the corporation or other organization in which such employment is conducted, of each executive officer, director and control person of the Reporting Person is set forth on Appendix I attached hereto and incorporated herein by reference.

(d) During the last five years, none of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person set forth on Appendix I is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On July 3, 2006, the Reporting Person entered into a purchase agreement and indenture pursuant to which it sold $75.0 million aggregate principal amount of 12% senior secured notes due 2010 (the “Senior Notes”) to the purchasers named therein (the “Unit Purchasers”) in a private placement transaction. The Senior Notes were sold at a discount of 5.66% of face value. The net proceeds from the sale of the Senior Notes, after deducting the Unit Purchasers’ discount and estimated offering expenses payable by the Reporting Person, were approximately $65.2 million. The Senior Notes were issued in units comprised of (a) $1,000 aggregate principal amount at maturity of Senior Notes and (b) a warrant to purchase 345 shares of the Reporting Person’s common stock exercisable at $1.45 per share.

On July 3, 2006, the Reporting Person entered into a stock purchase agreement by and among the Reporting Person and certain investors named therein, pursuant to which the Reporting Person sold for cash an aggregate of 4,000,000 shares of Series Q Convertible Preferred Stock (the “Series Q Preferred Stock”) for a total purchase price of $40,000,000.

An aggregate of $19,012,478 of the proceeds from the financing as well as certain other non-cash consideration were used to buy Series A preferred stock, common stock, warrants and Series A debentures of CD&L. In particular, the Reporting Person acquired (a) 393,701 shares of Series A preferred stock (with each share of preferred stock convertible into 10 shares of common stock) for an aggregate purchase price of $9,448,827, (b) 656,168 shares of common stock for a purchase price of $1,968,504, (c) warrants for the purchase of 506,250 shares of common stock (with an exercise price of $0.01 per share) for an aggregate purchase price of $1,211,625, and (d) $3,937,008 of Series A debentures (with a conversion price of $1.00 per share) for an aggregate purchase price of $12,795,276. These securities were acquired from private investors and certain current and former members of CD&L’s management. Simultaneously with the closings under the foregoing purchase agreements, the Reporting Person (a) converted its Series A preferred stock into an aggregate of 3,937,010 shares of common stock, (b) exercised its warrants on a cashless basis for an aggregate of 506,075 shares of common stock, and (c) converted its Series A debentures into an aggregate of 3,937,008 shares of common stock. As a result, the Reporting Person came to own 9,036,261 shares of common stock of CD&L on July 3, 2006.

In addition, the Reporting Person deposited $33,117,714 of the net proceeds from the sale of the Senior Notes and Series Q Preferred Stock with a paying agent to fund the Reporting Person’s obligations under the Merger Agreement.

Item 4. Purpose of Transaction

The Reporting Person intends to acquire 100% of the securities of CD&L, engage in the Merger (as defined below), and cause CD&L’s common stock to be delisted from the American Stock Exchange. The terms of the Merger Agreement provide that, upon consummation of a merger of CD&L Acquisition Corp. with and into CD&L (the “Merger”), the holders of CD&L common stock will receive $3.00 per share in cash in consideration for their shares. The transaction is subject to approval by CD&L’s stockholders. As reported in Item 3 above, the Reporting Person came to own 9,036,261 shares of common stock of CD&L on July 3, 2006. In addition, the holders of approximately 7% of CD&L’s common stock have agreed to vote their shares in favor of the Merger.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Items (11) and (13) on the cover page of this Schedule 13D are incorporated herein by reference. Beneficial Ownership of CD&L of each executive officer, director and control person of the Reporting Person is set forth on Appendix I.

(b) The responses of the Reporting Person to Items (7) through (10) on the cover page of this Schedule 13D are incorporated herein by reference. Beneficial Ownership of CD&L of each executive officer, director and control person of the Reporting Person is set forth on Appendix I.

(c) See Item 3.

(d) Pursuant to the terms of a security agreement between the Reporting Person and its subsidiaries and the Senior Notes indenture trustee, the Senior Notes are secured by a first-priority lien, subject to permitted liens, on collateral consisting of substantially all of the tangible and intangible assets of the Reporting Person and its domestic subsidiaries, including the CD&L common stock held by the Reporting Person. The security agreement contains standard provisions regarding the Reporting Person’s defaults.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Agreement

In connection with the execution and delivery of the Merger Agreement, the Reporting Person entered into a voting agreement with Albert W. Van Ness, Jr., William T. Brannan, Michael Brooks, Russell J. Reardon, Matthew J. Morahan, Vincent P. Brana and Jack McCorkell, stockholders of CD&L (the “Stockholders”), who represented themselves as the record and beneficial owners of an aggregate of 1,346,270 shares of common stock of CD&L. Each of the Stockholders has agreed that until (x) the effective time of the Merger, (y) the date of an adverse recommendation change by the Board of Directors of CD&L in connection with a superior competing transaction and a termination of the Merger Agreement, or (z) the date of termination of the Merger Agreement for any other reason, at any meeting of the Stockholders of CD&L they will vote their shares of CD&L of record or beneficially owned in favor of approval of the Merger, adoption of the Merger Agreement and any actions required in furtherance thereof; against any action or agreement that would result in a breach of a covenant, representation or warranty or any other obligation of CD&L under the Merger Agreement or any Stockholder under the voting agreement; and against certain actions that would adversely affect the Merger and the transactions contemplated by the voting agreement and the Merger Agreement (but such restrictions will not apply to a vote in connection with a superior competing offer if the vote is made subsequent to a Reporting Person adverse recommendation change by the Board attributable to a superior competing transaction). Each of the Stockholders made other covenants, representations and warranties, waived appraisal rights under Section 262 of the Delaware General Corporation Law and agreed to execute additional documents and take other actions as may be necessary or desirable to make effective the transactions contemplated by the voting agreement. Each of the Stockholders has granted the Reporting Person an irrevocable proxy to secure the obligations of each Stockholders under the voting agreement.

Item 7. Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., and CD&L, Inc. (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

2.	Indenture, dated as of July 3, 2006, between Velocity Express Corporation and Wells Fargo Bank, N.A., as trustee (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

3.	Purchase Agreement for 12% Senior Secured Notes and Warrants, dated as of July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., Corporate Express Distribution Services, Inc., Velocity Express Leasing, Inc., Velocity Express, Inc., VXP Leasing Mid-West, Inc., VXP Mid-West, Inc. and each of the purchasers party thereto (including form of Senior Note) (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

4.	Form of Warrant issued together with the 12% Senior Secured Notes of Velocity Express Corporation as a Unit (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

5.	Security Agreement, dated as of July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., Corporate Express Distribution Services, Inc., Velocity Express Leasing, Inc., Velocity Express, Inc., VXP Leasing Mid-West, Inc., VXP Mid-West, Inc. and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

6.	Stock Purchase Agreement for Series Q Convertible Preferred Stock, dated as of July 3, 2006, by and among Velocity Express Corporation and each of the purchasers party thereto (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

7.	Voting Agreement, dated July 3, 2006, by and between Velocity Express Corporation and the individuals party thereto (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

8.	Series A Preferred Stock and Warrant Purchase Agreement, dated as of July 3, 2006, by and between Velocity Express Corporation and BNP Paribas (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

9.	Series A Preferred Stock, Common Stock and Warrant Purchase Agreement (Note and Warrant Consideration), dated as of July 3, 2006, by and between Velocity Express Corporation and Exeter Capital Partners IV, L.P. (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

10.	Unit Purchase Agreement, dated as of July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., Corporate Express Distribution Services, Inc., Velocity Express Leasing, Inc., Velocity Express, Inc., VXP Leasing Mid-West, Inc., VXP Mid-West, Inc. and Exeter Capital Partners IV, L.P. (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

11.	Series A Preferred Stock, Common Stock and Warrant Purchase Agreement (Share Consideration), dated as of July 3, 2006, by and between Velocity Express Corporation and Exeter Capital Partners IV, L.P. (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

12.	Series A Convertible Subordinated Debenture Purchase Agreement, dated as of July 3, 2006, by and between Velocity Express Corporation and each of the other parties thereto (incorporated by reference to the Reporting Person’s Current Report on Form 8-K, filed on July 10, 2006 (File No. 000-28452)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Velocity Express Corporation

Dated: July 13, 2006	By:	/s/ Edward W. Stone
Edward W. Stone
Chief Financial Officer

APPENDIX I

VELOCITY EXPRESS CORPORATION

Unless otherwise provided, the principal business address of each director and executive officer of Velocity Express Corporation set forth below is One Morningside Drive North, Building B, Suite 300, Westport, CT 06880. The principal occupation and beneficial ownership of shares of CD&L common stock for each director and executive officer of Velocity Express Corporation is set forth below. The ownership information presented below excludes shares of CD&L common stock held directly by Velocity Express Corporation.

DIRECTORS

Name	Principal Occupation and Address	Shares Beneficially Owned	Percentage
Vincent A. Wasik	Chairman and Chief Executive Officer of Velocity Express Corporation	0	0
James G. Brown	Founder and Managing Director of TH Lee Putnam Ventures, L.P. 200 Madison Avenue, Suite 1900 New York, NY 10016	0	0
Alexander Paluch	General Partner at East River Ventures Partnership 645 Madison Avenue, 12th Floor New York, NY 10022	0	0
Richard A. Kassar	Senior Vice President and Chief Financial Officer of The Meow Mix Company 400 Plaza Drive, 1st Floor Secaucus, NJ 07094	0	0
Leslie E. Grodd	Certified Public Accountant and a Principal in the law firm of Blazzard, Grodd & Hasenauer, P.C. 943 Post Road East Westport, CT 06881	0	0
John J. Perkins	Chairman of the Board of International Insurance Group, Ltd. 125 Broad Street Boston, MA 02110	0	0

EXECUTIVE OFFICERS

Name	Principal Occupation	Shares Beneficially Owned	Percentage
Vincent Wasik	Chairman and Chief Executive Officer of Velocity Express Corporation	0	0
Edward W. Stone	Chief Financial Officer of Velocity Express Corporation	0	0
Andrew B. Kronick	Senior Vice President, Sales	40,200	*
Kay Perry Durbin	Senior Vice President, Workforce Services	0	0
Jeffrey Hendrickson	President and Chief Operating Officer	0	0

*	Less than one percent.

A-1

TH LEE PUTNAM VENTURES, L.P.

The principal business address of each director and executive officer of TH Lee Putnam Ventures set forth below is 200 Madison Avenue, Suite 1900, New York, NY 10016. Reference made herein to TH Lee Putnam Ventures (“THLPV”) includes TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC, and Thomas H. Lee (formally Blue Star I, LLC). The principal occupation and beneficial ownership of shares of CD&L common stock for each director and executive officer of TH Lee Putnam Ventures, L.P. is set forth below. The ownership information presented below excludes shares of CD&L common stock held directly by Velocity Express Corporation.

DIRECTORS

Name	Principal Occupation	Shares Beneficially Owned	Percentage
James G. Brown	Founder and Managing Director of TH Lee Putnam Ventures, L.P.	0	0

EXECUTIVE OFFICERS

Name	Principal Occupation	Shares Beneficially Owned	Percentage
None	N/A	N/A	N/A

A-2